GlobalFoundries Reports Third Quarter 2025 Financial Results

Malta, New York, November 12, 2025 - GLOBALFOUNDRIES Inc. (GF) (Nasdaq: GFS) today announced preliminary financial results for the third quarter ended September 30, 2025.

Key Third Quarter Financial Highlights
•Revenue of $1.688 billion
•Gross margin of 24.8% and Non-IFRS gross margin(1) of 26.0%
•Operating margin of 11.6% and Non-IFRS operating margin(1) of 15.4%
•Net income of $249 million and Non-IFRS net income(1) of $232 million
•Diluted earnings per share of $0.44 and Non-IFRS diluted earnings per share(1) of $0.41
•Non-IFRS adjusted EBITDA(1) of $573 million
•Ending cash, cash equivalents and marketable securities of $4.2 billion
•Net cash provided by operating activities of $595 million and Non-IFRS adjusted free cash flow(1) of $451 million

"GF delivered a strong third quarter, with revenue, gross margin, operating margin, and earnings per share at the high end of the guidance ranges,” said Tim Breen, CEO of GF. "For the fourth consecutive quarter, we saw strong year-over-year revenue growth in both our Automotive and Communications Infrastructure and Data Center end markets. Gross margin expanded sequentially and year over year in the third quarter, as we continue to drive the product mix and profitability of our business. We are also encouraged by the momentum we are seeing with customers across key growth applications, such as our silicon photonics and FDX platforms."

Recent Business Highlights

•In August, GF announced the production release of its Complementary Bi-CMOS (CBIC) platform, the company’s high-performance silicon germanium (SiGe) technology capable of serving several key markets including smartphones, wireless infrastructure, optical networking, satellite communications and industrial IoT. A major milestone in GF's SiGe roadmap, CBIC combines industry-leading transistor performance with a low-mask count process, and sets a new benchmark for markets that need high-speed, energy-efficient connectivity.

•In October, Silicon Labs and GlobalFoundries announced an expanded partnership for GF to manufacture wireless system-on-chips (SoCs) on its new 40nm Ultra Low Power platform out of its fab in Malta, New York. Building upon its existing manufacturing capabilities in Singapore and Germany, this strategic partnership will drive innovation and reinforce important semiconductor supply in the U.S.

•Supported by incentives from the German federal government and the State of Saxony under the framework of the European Chips Act, GF announced in October plans to increase production capacity in its fab in Dresden to more than one million wafers a year by the end of 2028, making it the largest site of its kind in Europe. Driven by the needs of key customers such as NXP, Infineon, Aumovio and Bosch, GF will better serve customers in this critical geography.

(1) See “Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.

GLOBALFOUNDRIES Inc.
Summary Quarterly Results
(Unaudited, in millions, except per share amounts and wafer shipments)

				Year-over-year		Sequential
	Q3'25	Q2'25	Q3'24	Q3'25 vs Q3'24		Q3'25 vs Q2'25

Net revenue	$1,688	$1,688	$1,739	$(51)	(3)%	$—	—%

Gross profit	$419	$408	$414	$5	1%	$11	3%
Gross margin	24.8%	24.2%	23.8%		+100bps		+60bps

Non-IFRS gross profit(1)	$439	$425	$429	$10	2%	$14	3%
Non-IFRS gross margin(1)	26.0%	25.2%	24.7%		+130bps		+80bps

Operating profit	$195	$196	$185	$10	5%	$(1)	(1)%
Operating margin	11.6%	11.6%	10.6%		+100bps		0bps

Non-IFRS operating profit(1)	$260	$258	$236	$24	10%	$2	1%
Non-IFRS operating margin(1)	15.4%	15.3%	13.6%		+180bps		+10bps

Net income	$249	$228	$178	$71	40%	$21	9%
Net income margin	14.8%	13.5%	10.2%		+460bps		+130bps

Non-IFRS net income(1)	$232	$234	$229	$3	1%	$(2)	(1)%
Non-IFRS net income margin (1)	13.7%	13.9%	13.2%		+50bps		(20)bps

Diluted earnings per share ("EPS")	$0.44	$0.41	$0.32	$0.12	38%	$0.03	7%

Non-IFRS diluted EPS(1)	$0.41	$0.42	$0.41	$—	—%	$(0.01)	(2)%

Non-IFRS adjusted EBITDA(1)	$573	$585	$627	$(54)	(9)%	$(12)	(2)%
Non-IFRS adjusted EBITDA margin(1)	33.9%	34.7%	36.1%		(220)bps		(80)bps

Cash from operating activities	$595	$431	$375	$220	59%	$164	38%

Wafer shipments (300mm equivalent) (in thousands)	602	581	549	53	10%	21	4%

(1) See “Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.

GLOBALFOUNDRIES Inc.
Summary of Fourth Quarter 2025 Guidance(1)
(Unaudited, in millions, except per share amounts)

	IFRS	Share-based compensation(3)	Non-IFRS(2)
Net revenue	$1,800 ± $25
Gross margin(2)	27.6% ± 100bps	~90bps	28.5% ± 100bps
Operating expenses(2)	$257 ± $10	~$47	$210 ± $10
Operating margin(2)	13.3% ± 180bps	~350bps	16.8% ± 170bps
Diluted EPS(2)(4)	$0.35 ± $0.05	~$0.12	$0.47 ± $0.05
Fully Diluted Share Count	~559

(1) The Guidance provided contains forward-looking statements as defined in the U.S. Private Securities Litigation Act of 1995, and is subject to the safe harbors created therein. The Guidance includes management's beliefs and assumptions and is based on information that is available as of the date of this release.
(2) Non-IFRS gross margin, Non-IFRS operating expenses, Non-IFRS operating margin and Non-IFRS diluted EPS are Non-IFRS measures and, for purposes of the Guidance only, are defined as gross profit as a percent of revenue, operating profit as a percent of revenue, operating expenses and diluted EPS, all before share-based compensation, respectively. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.
(3) We expect share-based compensation of $16 million and $47 million in cost of revenue and operating expenses, respectively. The Non-IFRS margin impacts are calculated by dividing share-based compensation by net revenue, and the Non-IFRS diluted EPS impact is calculated by dividing share-based compensation by the fully diluted share count.
(4) Included in diluted EPS is net interest income (expense) and other income (expense) which we estimate will be between $4 million and $12 million for the fourth quarter 2025. Also included in diluted EPS is income tax expense which we estimate will be between $40 million and $62 million for the fourth quarter 2025.

GLOBALFOUNDRIES Inc.
Consolidated Statements of Operations
(Unaudited, in millions, except for per share amounts)

	Three Months Ended
	September 30, 2025	September 30, 2024

Net revenue	$1,688	$1,739
Cost of revenue	1,269	1,325
Gross profit	$419	$414
Operating expenses:
Research and development	124	130
Selling, general and administrative	100	98
Restructuring charges	—	1
Total operating expenses	$224	$229
Operating profit	$195	$185
Finance income (expense), net	18	15
Other income (expense), net	8	(5)
Income tax (expense) benefit	28	(17)
Net income	$249	$178
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	248	177
Non-controlling interests	1	1
EPS:
Basic	$0.45	$0.32
Diluted	$0.44	$0.32
Shares used in EPS calculation:
Basic	555	552
Diluted	559	555

GLOBALFOUNDRIES Inc.
Condensed Consolidated Statements of Financial Position
(Unaudited, in millions)

	As of
	September 30, 2025	December 31, 2024

Assets:
Cash and cash equivalents	$2,016	$2,192
Marketable securities	1,268	1,194
Receivables, prepayments and other	1,397	1,406
Inventories	1,645	1,624
Current assets	$6,326	$6,416
Property, plant and equipment, net	$7,331	$7,762
Marketable securities	880	839
Right-of-use assets	490	498
Other assets	1,681	1,284
Non-current assets	$10,382	$10,383
Total assets	$16,708	$16,799
Liabilities and equity:
Current portion of long-term debt	$62	$753
Other current liabilities	2,025	2,291
Current liabilities	$2,087	$3,044
Non-current portion of long-term debt	$1,109	$1,053
Non-current portion of lease obligations	421	424
Other liabilities	1,325	1,454
Non-current liabilities	$2,855	$2,931
Total liabilities	$4,942	$5,975
Shareholders' equity:
Common stock / additional paid-in capital	$24,180	$24,025
Accumulated deficit	(12,580)	(13,266)
Accumulated other comprehensive income	112	17
Non-controlling interests	54	48
Total liabilities and equity	$16,708	$16,799

GLOBALFOUNDRIES Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited, in millions)

	Three Months Ended
	September 30, 2025	September 30, 2024

Operating Activities:
Net income	$249	$178
Depreciation and amortization	314	396
Finance (income) expense, net and other	12	12
Deferred income taxes	(6)	37
Net change in working capital	16	(263)
Other non-cash operating activities	10	15
Net cash provided by operating activities	$595	$375

Investing Activities:
Purchases of property, plant and equipment and intangible assets	$(189)	$(162)
Acquisitions, net of cash acquired	(212)	(69)
Net purchases of marketable securities	(16)	(62)
Other investing activities	88	30
Net cash used in investing activities	$(329)	$(263)

Financing Activities:
Proceeds from issuance of equity instrument, net of taxes paid	$(20)	$—
Proceeds (repayment) of debt, net	(20)	(10)
Other financing activities	—	(2)
Net cash used in financing activities	$(40)	$(12)
Effect of exchange rate changes	—	2
Net change in cash and cash equivalents	$226	$102
Cash and cash equivalents at the beginning of the period	1,790	2,184
Cash and cash equivalents at the end of the period	$2,016	$2,286

GLOBALFOUNDRIES Inc.
Reconciliation of IFRS to Non-IFRS
(Unaudited, in millions, except for per share amounts)

	Three Months Ended September 30, 2025
	Gross profit	Selling, General & Administrative	Research & Development	Operating profit	Other income (expense)	Income tax (expense) benefit	Net income	Diluted EPS
As Reported	$419	$100	$124	$195	$8	$28	$249	$0.44
IFRS margins(1)	24.8%			11.6%			14.8%
Share-based compensation	15	(28)	(12)	55	—	(2)	53	0.09
Structural optimization(2)	5	(1)	—	6	—	(2)	4	0.01
Amortization of acquired intangibles and other acquisition related charges	—	(3)	(1)	4	(1)	—	3	0.01
Revaluation of equity investments	—	—	—	—	(7)	—	(7)	(0.01)
Tax matters(3)	—	—	—	—	—	(70)	(70)	(0.13)
Non-IFRS measures(1)	$439	$68	$111	$260	$—	$(46)	$232	$0.41
Non-IFRS margin(1)	26.0%			15.4%			13.7%

	Three Months Ended June 30, 2025
	Gross profit	Selling, General & Administrative	Research & Development	Operating profit	Other Income (Expense)	Income tax (expense) benefit	Net income	Diluted EPS
As Reported	$408	$78	$134	$196	$8	$7	$228	$0.41
IFRS margins(1)	24.2%			11.6%			13.5%
Share-based compensation	17	(29)	(8)	54	—	(2)	52	0.09
Structural optimization(2)	—	(5)	—	5	(24)	—	(19)	(0.03)
Amortization of acquired intangibles and other acquisition related charges	—	(2)	(1)	3	—	—	3	0.01
Litigation claims	—	—	—	—	9	(1)	8	0.01
Tax matters(3)	—	—	—	—	—	(38)	(38)	(0.07)
Non-IFRS measures(1)	$425	$42	$125	$258	$(7)	$(34)	$234	$0.42
Non-IFRS margin(1)	25.2%			15.3%			13.9%

	Three Months Ended September 30, 2024
	Gross profit	Selling, General & Administrative	Research & Development	Operating profit	Other Income (Expense)	Income tax (expense) benefit	Net income	Diluted EPS
As Reported	$414	$98	$130	$185	$(5)	$(17)	$178	$0.32
IFRS margins(1)	23.8%			10.6%			10.2%
Share-based compensation	15	(27)	(8)	50	—	—	50	0.09
Restructuring charges	—	—	—	1	—	—	1	—
Non-IFRS measures(1)	$429	$71	$122	$236	$(5)	$(17)	$229	$0.41
Non-IFRS margin(1)	24.7%			13.6%			13.2%

(1) See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.
(2) Structural optimization represents costs associated with employee workforce reductions, manufacturing footprint alignment and liquidation charges..
(3) Comprised of net deferred tax asset recognition and foreign exchange rate impact.

GLOBALFOUNDRIES Inc
Reconciliation of IFRS to Non-IFRS
Non-IFRS Adjusted Free Cash Flow(1)
(Unaudited, in millions)

	Three Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024

Net cash provided by operating activities	$595	$431	$375
Less: Purchases of property, plant and equipment and intangible assets	(189)	(159)	(162)
Add: Proceeds from government grants	45	5	3
Total capital expenditures net of proceeds from government grants	$(144)	(154)	(159)
Non-IFRS adjusted free cash flow(1)	$451	$277	$216
Non-IFRS adjusted free cash flow margin(1)	26.7%	16.4%	12.4%

(1) See "Financial Measures (Non-IFRS)" for further discussion on this Non-IFRS measure and why we believe it is useful.

Reconciliation of IFRS to Non-IFRS
Non-IFRS Adjusted EBITDA(1)
(Unaudited, in millions)

	Three Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024

Net revenue	$1,688	$1,688	$1,739
Net income	249	228	178
Net income margin	14.8%	13.5%	10.2%
Depreciation and amortization	314	335	396
Finance expense	23	22	37
Finance income	(41)	(39)	(52)
Income tax expense (benefit)	(28)	(7)	17
Share-based compensation	55	54	50
Restructuring charges	—	—	1
Structural optimization	6	(19)	—
Revaluation of equity investments	(7)	—	—
Litigation claims	—	9	—
Other acquisition related charges	2	2	—
Non-IFRS adjusted EBITDA(1)	$573	$585	$627
Non-IFRS adjusted EBITDA margin(1)	33.9%	34.7%	36.1%
(1) See "Financial Measures (Non-IFRS)" for further discussion on this Non-IFRS measure and why we believe it is useful.

GLOBALFOUNDRIES Inc.

Financial Measures (Non-IFRS)

In addition to the financial information presented in accordance with International Financial Reporting Standards ("IFRS"), this press release includes the following Non-IFRS financial measures: Non-IFRS gross profit, Non-IFRS operating profit, Non-IFRS operating expense, Non-IFRS net income, Non-IFRS selling, general and administrative, Non-IFRS research and development, Non-IFRS other income (expense), Non-IFRS income tax benefit (expense), Non-IFRS diluted earnings per share (“EPS”), Non-IFRS adjusted EBITDA, Non-IFRS adjusted free cash flow and any related margins. We define each of Non-IFRS gross profit, Non-IFRS selling, general and administrative, Non-IFRS research and development, Non-IFRS operating profit, Non-IFRS other income (expense), Non-IFRS income tax benefit (expense) and Non-IFRS net income as gross profit, selling, general and administrative, research and development, operating profit, other income (expense), income tax benefit (expense), and net income, respectively, adjusted for share-based compensation, structural optimization, amortization of acquired intangibles and other acquisition related charges, impairment of long-lived assets, revaluation of equity investments, restructuring charges, litigation claims, tax matters, and any associated income tax effects. We define Non-IFRS operating expense as Non-IFRS gross profit minus Non-IFRS operating profit. We define Non-IFRS diluted EPS as Non-IFRS net income divided by the diluted shares outstanding. We define Non-IFRS adjusted free cash flow as cash flow provided by (used in) operating activities less purchases of property, plant and equipment and intangible assets plus proceeds from government grants related to capital expenditures. We define Non-IFRS adjusted EBITDA as net income adjusted for the impact of finance expense, finance income, income tax expense (benefit), depreciation and amortization, share-based compensation, restructuring charges, impairment of long-lived assets, revaluation of equity investments, structural optimization, litigation claims and acquisition related charges. We define each of Non-IFRS gross margin, Non-IFRS operating margin, Non-IFRS net income margin, Non-IFRS adjusted free cash flow margin and Non-IFRS adjusted EBITDA margin as Non-IFRS gross profit, Non-IFRS operating profit, Non-IFRS net income, Non-IFRS adjusted free cash flow and Non-IFRS adjusted EBITDA, respectively, divided by net revenue. Any adjustments described above that are zero for a given period are excluded from the “Reconciliation of IFRS to Non-IFRS” table. See "Reconciliation of IFRS to Non-IFRS" section for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure.

We believe that in addition to our results determined in accordance with IFRS, these Non-IFRS financial measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. These Non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. Management believes that Non-IFRS adjusted free cash flow as a Non-IFRS measure is helpful to investors as it provides insights into the nature and amount of cash the Company generates in the period.

Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as comparative measures.

Conference Call and Webcast Information

GF will host a conference call with the financial community on Wednesday, November 12, 2025 at 8:30 a.m. U.S. Eastern Time (ET) to review the third quarter 2025 results in detail. Interested parties may join the scheduled conference call by registering at https://edge.media-server.com/mmc/p/jgpem5gd/.

The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call.

GF uses its Investor Relations website at https://investors.gf.com/ as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Accordingly, investors should monitor this website, in addition to following GF's press releases, Securities and Exchange Commission (SEC) filings, public conference calls and webcasts.

About GlobalFoundries

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Forward-looking Statements and Third Party Data

This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track" and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and the continuation of conflicts in Ukraine and Israel; ongoing political developments in the United States, and in particular, any political and policy-related changes that may impact our industry and the market generally, such as the imposition of trade controls, tariffs and counter-tariffs between the United States and its trade partners and new legislation, including the One Big Beautiful Bill Act; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our restructuring plan; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could result in a system disruption, loss of data or damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; global economic conditions could deteriorate, including due to rising inflation and any potential recession; the expected benefits of our announced partnerships may fail to materialize; and our expected results and planned expansions and operations may not proceed as planned if funding we expect to receive (including the planned awards under the U.S. CHIPS and Science Act and New York State Green CHIPS) is delayed or withheld for any reason. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2024 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission (SEC). Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

For further information, please contact:

Investor Relations
ir@gf.com